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                                                                      Exhibit 20
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MEDCHEM                                                             NEWS RELEASE

(BW)(MEDCHEM/C.R.-BARD)(MCH)(BCR) MedChem Products Inc. to merge into C.R. Bard Inc.


     Business Editors

     WOBURN, Mass.--(BUSINESS WIRE)--May 24, 1995--MedChem Products Inc. (NYSE:MCH) and C.R. Bard Inc. (NYSE:BCR) Wednesday jointly announced that their boards of directors have approved a definitive agreement for a stock-for-stock merger of MedChem into Bard.

     Under the terms of the agreement signed Wednesday, each MedChem share would be valued at $9.25 subject to adjustment under certain circumstances. MedChem shares closed at $6 1/2 Tuesday; Bard shares closed at $29 3/8.

     MedChem will mail a proxy statement and prospectus to its shareholders for a special meeting of shareholders to approve the merger to be called in the summer.

     The transaction is expected to be a tax-free reorganization and to be accounted for as a pooling of interests. Under certain circumstances, if a transaction does not occur, Bard has an option to purchase the Gesco subsidiary of MedChem.

     Edward J. Quilty, MedChem president and CEO, commented, "We believe that this merger with industry leader Bard is in the best interests of all concerned: shareholders, employees and customers alike. MedChem shareholders will receive a premium in recognition of the value of MedChem products such as Avitene(R) and Avifoam(TM) Hemostasis products, Sure-Closure(TM) wound closure devices and Gesco(R) catheters. The significantly larger resources of Bard will allow these products to reach their full potential in synergy with Bard's complementary product lines."

     For its most recent three-month period, MedChem reported revenue of $9.4 million. MedChem's shareholder equity was $55.2 million as of March 31, 1995. MedChem has approximately 11 million shares outstanding on a fully diluted basis.

     Bard President and CEO William H. Longfield commented, "This merger brings a variety of complementary products to our surgical products group. MedChem's products deliver significant healthcare benefits to both patients and physicians."

     MedChem develops, manufactures and markets technically superior, cost-effective specialty medical products.
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     C.R. Bard Inc., with headquarters in Murray Hill, N.J., is a leading multi-
national developer, manufacturer and marketer of healthcare products.

                   CONTACT:  MedChem Products
                             Ed Quilty, 617/932-5900
                                  or
                             South Coast Communications, Irvine, Calif.,
                             Joseph Allen, 714/252-8440